FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
(Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
            For the transition period from:_________ to ____________
                         Commission file number: 1-13754

                             THE ALLMERICA FINANCIAL
                             AGENTS' RETIREMENT PLAN
                             (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

     Delaware                                                  04-3263626
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                         Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)

_________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Agents' Retirement Plan
Financial Statements
and Additional Information
December 31, 2002 and 2001

The Allmerica Financial Agents' Retirement Plan
December 31, 2002 and 2001
--------------------------------------------------------------------------------



TABLE OF CONTENTS




Report of Independent Accountants.........................................     1
Statements of Net Assets Available for Benefits...........................     2
Statements of Changes in Net Assets Available for Benefits................     3
Notes to Financial Statements.............................................     4




Additional Information*



Schedule H, line 4i - Schedule of Assets (Held At End of Year)............    10





















* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Agents' Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents' Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 25, 2003

The Allmerica Financial Agents' Retirement Plan
Statements of Net Assets Available for Benefits
At December 31,
--------------------------------------------------------------------------------

                                                                          2002                       2001
                                                                    ----------------              -------------
Assets

Investments, at fair value:

       Non-Affiliated Mutual Funds:
            Fidelity Advisor Equity Income Fund                       $ 15,058,786*               $ 19,376,191
            SSgA S&P 500 Index Fund                                      9,335,946*                 13,452,705
            Dreyfus Cash Management Plus Fund                            7,635,641*                  3,417,585
            Dreyfus Premier Core Bond Fund                               5,604,367*                  5,604,057
            Putnam Vista Fund                                            5,243,759*                  8,779,815
            Berger International Core Fund                               5,184,238*                  7,012,399
            Alliance Bernstein Premier Growth
               Institutional Fund                                        4,463,315*                  7,341,007
            CRM Small Cap Value Fund                                     4,223,438*                  5,056,647
            TCW Galileo Small Cap Growth Fund                            1,177,917                   1,301,274
            MFS High-Income Fund                                           390,149                     210,472
                                                                    ----------------              -------------
                                                                        58,317,556                  71,552,152
       Allmerica Financial Corporation
          Stock Fund, at fair value                                      3,072,781                   9,671,994

Investment with First Allmerica Financial Life
   Insurance Company, at contract value:
     Fixed Fund                                                          6,905,989*                  7,508,611

Participant loans                                                        2,606,097                   3,338,356


Other assets                                                               160,842                     243,996
                                                                    ----------------              -------------
                                                                        71,063,265                  92,315,109
                                                                    ----------------              -------------

Employer's contribution receivable                                       1,055,472                   3,206,675
Participants' contribution receivable                                        -                         167,827
                                                                    ----------------              -------------
                                                                         1,055,472                   3,374,502
                                                                    ----------------              -------------

 Net assets available for benefits                                    $ 72,118,737                $ 95,689,611
                                                                    ================              =============


* Amount represents five percent or more of net assets available for benefits at December 31, 2002


    The accompanying notes are an integral part of these financial statements

The Allmerica Financial Agents' Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,
--------------------------------------------------------------------------------


                                                                          2002                        2001
                                                                    ----------------              -------------
Investment loss:
  Net depreciation of:
      Non-affiliated mutual funds                                     $(14,907,004)               $ (7,881,571)
      Separate investment accounts                                          -                       (4,840,116)
      Allmerica Financial Corporation
       Stock Fund                                                       (8,265,695)                 (5,277,344)
  Interest and dividend income                                           1,391,877                   1,651,823
  Other loss                                                               (83,154)                    (34,859)
                                                                    ----------------              -------------
                                                                       (21,863,976)                (16,382,067)
                                                                    ----------------              -------------
Contributions:
  Employer contributions                                                 1,129,821                   3,259,614
  Participant contributions                                              3,084,337                   3,305,432
  Reallocated forfeitures                                                 (215,298)                    (52,940)
                                                                    ----------------              -------------
                                                                         3,998,860                   6,512,106
                                                                    ----------------              -------------
        Total investment loss and contributions                        (17,865,116)                 (9,869,961)
                                                                    ----------------              -------------

Benefit payments                                                        (5,908,674)                 (4,503,053)
                                                                    ----------------              -------------

Net decrease during year                                               (23,773,790)                (14,373,014)

Transfers into Plan                                                        202,916                      -

Net assets available for benefits,
  beginning of year                                                     95,689,611                 110,062,625
                                                                    ----------------              -------------

Net assets available for benefits,
  end of year                                                         $ 72,118,737                $ 95,689,611
                                                                    ================              =============








   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents' Retirement Plan (the "Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for certain employees and insurance agents of First Allmerica Financial Life Insurance Company ("FAFLIC", "the Sponsor" or "the Company") and Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"). FAFLIC and AFLIAC are wholly-owned subsidiaries of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In June 2001, the Board of Directors of AFC appointed State Street Bank and Trust Company the Trustee of the Plan and of the AFC Stock Fund. The Sponsor holds these assets invested in its Fixed Fund.
The Plan's recordkeeper is Hewitt Associates LLC.

During 2002, the Sponsor adopted a restructuring plan related to its life insurance and annuity business. As a result of this initiative, all agent contracts were terminated as of December 31, 2002, which resulted in a partial termination of the Plan (see Note 4 - Plan partial termination).

Eligibility

Prior to the close of business on December 31, 2002, any eligible insurance agent was permitted to participate in the Plan on the first day of employment with the Company, as defined by the Plan document. Subsequent to that date, the Company no longer employed any eligible insurance agents (see Note 4 - Plan partial termination).

Employer contributions

Effective January 1, 2002, for each Plan year, the employer contributed a minimum contribution of 0.5% of the total eligible compensation paid all eligible participants during the year comprised of up to 2% as a 401(k) employer contribution, with the remainder comprised of an employer profit sharing contribution. Prior to January 1, 2002, the minimum contribution was 7% of the total eligible compensation paid all eligible participants. Participants were eligible to receive this contribution once they completed one year of service from the first of the quarter following their date of hire, and provided they were employed on December 31st. Based on AFC's before-tax profits and the discretion of the Sponsor's Board of Directors, the Sponsor may have contributed more than the 0.5% contribution, subject to the established limitations under ERISA. Employer contributions are allocated to the same investment vehicles as the participant contributions. For the Plan years ended December 31, 2002 and

2001, the Board elected to provide for a 3% contribution and a 7% contribution, respectively. The 2002 contribution was made to the Plan in March 2003, while the 2001 contribution was made in March 2002.

Reallocated forfeitures

Forfeitures   of  employer   contributions   related  to  nonvested   terminated
participants have been transferred to the Dreyfus Cash Management Plus Fund in 2002 and 2001. Balances forfeited prior to 2001 remain in this fund until such time that the Plan Administrator reallocates them to the remaining eligible participants of the Plan. Beginning in 2001, the Board of Directors authorized the Plan to use forfeitures to reduce employer contributions. Forfeitures in the amount of $215,298 and $52,940 were used to reduce employer contributions in 2002 and 2001, respectively. Forfeited amounts are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant.

Participant accounts

Active participants in the Plan were eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $11,000 and $10,500 for 2002 and 2001, respectively.

As a result of the Tax Relief Reconciliation Act of 2001, a "Catch-up Contribution" provision was established to allow employees, who reach at least 50 years of age during 2002, to accelerate the amount they defer up to a maximum of $12,000. The $1,000 amount deferred in excess of the annual limit is not eligible to receive a company match. This provision was effective January 1, 2002. During 2002, 24 employees accelerated their deferrals resulting in additional contributions of $23,589.

Beginning June 12, 2001, participants were no longer able to direct their contributions to or maintain balances in the separate investment accounts of the Sponsor. These investment options were replaced with non-affiliated mutual funds. As directed by participant election, contributions can be invested in the Fixed Fund, the non-affiliated mutual funds, or the Allmerica Financial Corporation Stock Fund. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans  made  to   participants   are  secured  by  the  vested  portion  of  the
participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to participants. Interest income on participant loans totaled $254,966 and $270,557 in 2002 and 2001, respectively. Effective January 1, 2003, no new loans can be initiated by participants.

Distributions and vesting provisions

At December 31, 2002, all employer contributions for active participants became 100% vested, pursuant to the Plan's partial termination (see Note 4 - Plan partial termination).

Prior to the Plan's partial termination, vested account balances became payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

A participant's profit sharing account balance became 100% vested upon his or her death or becoming totally and permanently disabled or upon attaining normal retirement age (age 65). In addition, a participant's profit sharing account balance became 100% vested upon the Sponsor's discontinuance of contributions or upon termination of the Plan. Also, a participant's 401(k) account balance, including the employer 401(k) contribution allocated to this account, rollover account, after-tax voluntary contribution account and tax deductible voluntary contribution account are 100% vested.

The employer contributions other than the employer 401(k) amount previously became 100% vested after completion of five years of service.

The amounts vested at December 31, 2002 and 2001 were $70,810,360 and $89,501,468, respectively. Unvested amounts relate to forfeited employer contributions of terminated participants who generally have withdrawn their funds from the Plan and whose forfeited balances were not used to offset employer contributions.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the accrual basis of accounting, in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rates were 3.36% and 5.84% for monies invested during 2002 and 2001, respectively. The average rate of return for the Fixed Fund for the years ended December 31, 2002 and 2001 were 5.41% and 5.64%, respectively.

The investment contracts held by the Fixed Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans. As such, these investments are recorded at contract value, which approximates fair value at December 31, 2002 and 2001.

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by State Street Bank and Trust Company. Investment options prior to June 12, 2001 were in the separate investment accounts for qualified corporate retirement programs administered by the Sponsor (see Note 1 - Participant accounts). The investment returns of the non-affiliated mutual funds and the separate investment accounts of the Sponsor were as follows:


                                                               Period from
                                         Year Ended          July 1, 2001 to
Non-Affiliated Mutual Funds           December 31, 2002     December 31, 2001
---------------------------           -----------------     -----------------
Fidelity Advisor Equity Income Fund        (15.20)%               (3.45)%
Dreyfus Cash Management Plus Fund            1.59 %                1.44 %
Dreyfus Premier Core Bond Fund               5.88 %                0.52 %
SSgA S&P 500 Index Fund                    (22.34)%               (6.60)%
Putnam Vista Fund                          (30.67)%              (13.86)%
CRM Small Cap Value Fund                   (17.83)%                3.44 %
Berger International Core Fund             (19.56)%               (9.31)%
Alliance Bernstein Premier Growth
   Institutional Fund                      (30.81)%              (10.94)%
TCW Galileo Small Cap Growth Fund          (47.50)%              (21.32)%
MFS High-Income  Fund                        0.76 %                0.31 %

                                                               Period from
                                         Year Ended          January 1, 2001
Separate Investment Accounts          December 31, 2002      to June 30, 2001
---------------------------           -----------------     -----------------
Growth Stock Fund                            n/a                  (8.97)%
Indexed Stock Fund                           n/a                  (7.21)%
Select Aggressive Growth Fund                n/a                 (12.36)%
Select International Equity Fund             n/a                 (14.23)%
Select Growth Fund                           n/a                 (14.84)%
Balanced Fund                                n/a                  (0.88)%
Select Capital Appreciation Fund             n/a                  (0.35)%
Money Market Fund                            n/a                   3.29 %
Diversified Bond Fund                        n/a                   3.41 %
Government Securities Fund                   n/a                   3.32 %

Due to participant-directed investment activity, actual investment returns experienced by the participants in the Plan may differ from those displayed in the above Fund returns.

The AFC Stock Fund ("the Fund") is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. Beginning June 12, 2001, State Street Bank and Trust Company became the Trustee of the Fund. The average investment return for 2002 and 2001 was (75.34)% and (37.46)%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

In addition, the Plan is a policyholder of a non-participating group annuity contract issued by FAFLIC, formerly State Mutual Life Assurance Company of America ("State Mutual"). As such, in 1995, the Plan received the de minimis amount of consideration in State Mutual's demutalization in the form of stock in AFC, the new publicly-traded holding company of FAFLIC. The Plan received 28 shares of AFC stock with a per share value of $21 and a total value of $588. This award is not allocated to individual participants of the Plan. These shares have been included in "Other assets" in the Statement of Net Assets Available for Benefits at December 31, 2002 and 2001.

Administrative expenses

Hewitt Associates LLC maintains agreements with certain non-affiliated mutual funds and for such agreements receives a portion of certain asset-based fees (12b-1 fees)charged by the fund. These fees are calculated based on the average daily asset value of Plan assets in each respective fund. These fees are used to reduce charges by Hewitt Associates LLC to the Sponsor for certain administrative and professional services.

Beginning June 12, 2001, State Street Bank and Trust Company began providing certain trustee services for the Plan. These fees are voluntarily assumed and paid directly by the Sponsor. The Sponsor pays all other expenses incurred in the administration of the plan.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 - Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated July 10, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan partial termination

The Plan provides that in the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by the Sponsor, each affected participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable. As such, in accordance with Plan provisions, the Sponsor has vested all affected agents 100% as of December 31, 2002, including previously terminated agents whose non-vested account balances had not been forfeited by December 31, 2002.
In addition, upon termination of the Plan, the assets become either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

As a result of the termination of all agent contracts, there will be no future agent or Sponsor contributions to the Plan. For the agents' current balances, each agent has the option to roll over their funds to another qualified plan or individual retirement account, receive a distribution, or remain in the Plan until such time that the Plan is fully terminated. For those accounts that remain in the Plan, each agent has the ability to continue to monitor and direct their funds, in accordance with Plan provisions.

NOTE 5 - Subsequent events

Effective January 1, 2003, certain agents became employees of the Company. The AFC Board of Directors approved eligibility for immediate participation in the Employees' 401(k) Matched Savings Plan for these former agents.

During the first five months of 2003, the Plan has made disbursements of approximately $33 million, resulting from the aforementioned termination of agent contracts.

NOTE 6 - Other matters

During 2002, certain employees became agents of the compnay. This resulted in the transfer of $202,916 from The Allmerica Financial Employees' 401(k) Matched Savings Plan to the Plan.

The Allmerica Financial Agents' Retirement Plan
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2002
--------------------------------------------------------------------------------




           Identity of                 Description of                   Shares or
              Issue                     Investments                       Units               Current Value


Investment with First
Allmerica Financial
Life Insurance Company**:

    Fixed Fund                     Interest rates from 3.36% to                               $  6,905,989*
                                   5.90%

Investments with Non-Affiliated
Mutual Funds:

    Fidelity Advisor Equity        Diversified portfolio of mid-to       734,575                15,058,786*
    Income Fund                    large-cap value companies.

    SSgA S&P 500                   Common stocks which comprise S&P      643,415                 9,335,946*
    Index Fund                     500 Composite Stock Index.


    Dreyfus Cash Management        Short-term money market fund          611,954                 7,635,641*
    Plus Fund                      that invests primarily in
                                   high-quality domestic and
                                   foreign U.S. Dollar denominated
                                   money market instruments.

    Dreyfus Premier Core Bond      Broad-based, intermediate-term        529,749                 5,604,367*
    Fund                           bond fund designed to offer
                                   diversified exposure to the
                                   domestic fixed-income market.

    Putnam Vista Fund              Growth oriented, mid-cap fund         875,419                 5,243,759*
                                   with domestic focus.


    Berger International Core      Portfolio of value oriented,          628,392                 5,184,238*
    Fund                           foreign mid- and large-cap
                                   multinational companies
                                   (sub-advised by Bank of Ireland
                                   Asset Management)

    Alliance Bernstein Premier     Large-cap growth fund investing       609,742                 4,463,315*
    Growth Institutional Fund      in companies with above average
                                   earnings growth.

    CRM Small Cap Value Fund       Small-cap fund focused on long        257,056                 4,223,438*
                                   term capital appreciation by
                                   investing in value oriented
                                   securities.

The Allmerica Financial Agents' Retirement Plan
Form 5500, Schedule H, Line 4i (continued)
Schedule of Assets (Held at End of Year)
At December 31, 2002
---------------------------------

           Identity of                      Description of                Shares or
              Issue                          Investments                    Units            Current Value
Investments with Non-Affiliated
Mutual Funds (continued):

    TCW Galileo Small              Small- to mid-cap aggressive            119,464            1,177,917
    Cap Growth Fund                growth fund

    MFS High-Income Fund           Portfolio that seeks high                39,754              390,149
                                   current income by investing in
                                   higher yielding, lower rated
                                   debt of financially weaker
                                   companies

Allmerica Financial                Common stock traded on the New          273,590            3,072,781
Corporation Stock Fund**           York Stock Exchange and cash
                                   equivalents

Participant loans                  Interest rates from 5.75% to                               2,606,097
                                   10.50%

Other assets                       Individual annuities and life                                160,842
                                   insurance purchased from the
                                   First Allmerica Financial Life
                                   Insurance Company and 28
                                   shares of non-participant
                                   directed AFC common stock**

                                                                                             -----------
Total investments                                                                            $71,063,265
                                                                                             ===========







*        Amount represents five percent or more of net assets available for benefits.
**       Represents party-in-interest

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          THE ALLMERICA FINANCIAL
                          AGENTS' RETIREMENT PLAN
                          -----------------------
                         (Name of Plan)


                          ----------------------------------------------
                          Plan Administrator: First Allmerica Financial Life Insurance Company by Barbara Z. Rieck Manager of Retirement Services


                          June 25, 2003

Exhibit Index

Exhibit 23.1  Consent of Independent Accountants

Exhibit 99.1 Certification of Bruce C. Anderson in the capacity of Chief Executive Officer

Exhibit 99.2 Certification of Warren E. Barnes in the capacity of Chief Financial Officer